ATLANTA
CARLTON FIELDS	MIAMI ORLANDO ST. PETERSBURG TALLAHASSEE TAMPA WEST PALM BEACH
ATTORNEYS AT LAW		One Atlantic Center 1201 West Peachtree Street, Suite 3000 Atlanta, Georgia 30309

Charles M. Harrell 404.815.2717 direct charrell@carltonfields.com		404.815.3400 404.815.3415 fax www.carltonfields.com

June 16, 2008

VIA EDGAR AND FACSIMILE

Mr. Stephen G. Krikorian, Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Re:                               Ebix, Inc.

Form 10-K for the year ended December 31, 2007

Filed on March 31, 2008

File No. 000-15946

Dear Mr. Krikorian:

This law firm represents Ebix, Inc. (the “Company”).  In this regard, we have been provided a copy of your letter dated June 12, 2008 regarding the Company’s Annual Report on Form 10-K for December 31, 2007 as well as its response letter dated May 14, 2008.  We are diligently working with the Company’s management to prepare a response to this latest comment letter.   We anticipate that we will have a response by Thursday, July 3, 2008.

Should you have any additional questions or comments, please do not hesitate to contact the undersigned at 404-815-2717 or at the address indicated above or, in the alternative, Robert F. Kerris, the Company’s Chief Financial Officer, at 678-281-2028.

Sincerely,

/s/: Charles M. Harrell
Charles M. Harrell

CMH/cd

Cc:          Mr. Robin Raina

                Mr. Robert F. Kerris